MARKFORGED HOLDING CORPORATION

480 Pleasant St.

Watertown, MA 02472

VIA EDGAR

August 19, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Katherine Wray

Re:	Markforged Holding Corporation

Acceleration Request for Registration Statement on Form S-1 Filed August 13, 2021

File No. 333-258775

Acceleration Request

Requested Date:     August 23, 2021

Requested Time:    4:01 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Markforged Holding Corporation (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to August 23, 2021, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Michael Minahan at (617) 570-1021. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective date and time of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Michael Minahan, by email to MMinahan@goodwinlaw.com or by facsimile to (617) 801-8717.

If you have any questions regarding this request, please contact Michael Minahan of Goodwin Procter LLP at (617) 570-1021.

Sincerely, MARKFORGED HOLDING CORPORATION

/s/ Stephen Karp
Stephen Karp General Counsel and Secretary

cc:	Kenneth J. Gordon, Goodwin Procter LLP

Michael J. Minahan, Goodwin Procter LLP